Bob McCann President Global Wealth Management September 22, 2008 Global Wealth Management DBS Filed by Merrill Lynch & Co., Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Merrill Lynch & Co., Inc. (Commission File No. 001-07182)

Overall $1.7 trillion in assets $697 billion in domestic deposits $870 billion in total loans International presence in 23 countries #1 Most Admired Mega Bank in the World by Fortune magazine Major focus on Corporate Social Responsibility with one of the largest foundations in the world

Global Consumer & Small Business Banking 42% of net income #1 online banking and bill-pay services Nation's leading mortgage originator, servicer and home equity provider Bank of America serves one out of two - almost 59 million - U.S. consumer and small business households 78% of the U.S. population lives and works within our retail footprint, which covers 32 states and Washington, D.C. More banking centers than any other bank

Global Corporate & Investment Banking 40% of net income Leading provider to: 99% of the U.S. Fortune 500... 97% of the Fortune 1000 83% of the Global Fortune 500 One of the largest commercial banks for middle market One of largest providers for real estate financial services and asset-based lending #2 largest underwriter of debt to financial sponsors in the U.S. Will be #2 in the world in all capital raising

Global Wealth & Investment Management 17% of net income Total client assets of $867 billion 14,000 employees 4,000 U.S. Trust employees serving "wealthy" individuals with $3M+ in assets 2000 advisors serving "affluent" individuals with $100K to $3M in assets More than 800,000 affluent client households with: Deposits of $120.3B...loans of $36.5B U.S. Trust - one of nation's largest private banks with $320B in total client assets Columbia Management ranked #1 out of 61 mutual fund families by Lipper/Barron's annual survey

Human Resources Questions General HR Q&A WorldNet - Human Resources homepage "Merrill Lynch and Bank of America: HR Questions" Updated regularly FA Compensation Hotline for Merrill Lynch and Bank of America HR Questions: (609) 274-6777

Additional Information In connection with the proposed merger, Bank of America Corporation ("Bank of America") intends to file with the Securities and Exchange Commission (the "SEC"), along with other relevant documents, a Registration Statement on Form S-4 that will include a joint proxy statement of Bank of America and Merrill Lynch & Co., Inc. ("Merrill Lynch") that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "Investor Relations" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Merrill Lynch's investor relations website (www.ir.ml.com) under the heading "SEC Filings." Neither Bank of America nor Merrill Lynch is currently engaged in a solicitation of proxies from the securityholders of Bank of America or Merrill Lynch in connection with the proposed merger. If a proxy solicitation commences, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can find information about Bank of America's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.